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                               March 13, 2024

       Anthony Smurfit
       Group Chief Executive Officer
       Smurfit WestRock Limited
       Beech Hill, Clonskeagh
       Dublin 4, D04 N2R2
       Ireland

                                                        Re: Smurfit WestRock
Limited
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
14, 2024
                                                            CIK No. 0002005951

       Dear Anthony Smurfit:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 Submitted on February 14, 2024

       Cover Page

   1. Please revise the cover page of your prospectus to clearly disclose the number of securities being
registered on this registration statement and the market for the securities.
                                                        Further, please revise
to include the page number of your risk factors. Refer to Item
                                                        501(b) of Regulation
S-K and Item 1 of Form S-4.
       Questions and Answers about the Combination and the WestRock Special Meeting
       Q: When do you expect the Combination to be consummated?, page 10

   2. Please revise the Q&A to disclose which of the most material conditions of the
                                                        Combination are able to
be waived. Further, please revise the risk factor "It is possible that not all the
Conditions will have been met at the time of the WestRock Special
                                                        Meeting, and that
Smurfit Kappa and/or WestRock may waive one or more of the
 Anthony Smurfit
Smurfit WestRock Limited
March 13, 2024
Page 2
         Conditions after receipt of the WestRock Stockholder Approval without re-soliciting the
         WestRock Stockholders    approval of the proposals approved by them"
on page 40 to
         describe what kinds of conditions could be waived and the negative effects it could have.
Risk Factors
Risks Relating to the Combination
Upon Completion, certain change-of-control rights under agreements will or may be triggered..., page 42

3. We note your disclosure that certain change-of-control rights will or may be triggered as a result of the Combination. However, we note your other disclosures on page 192 that
         WestRock obtained consents that the Combination will not constitute a change in control under certain agreements. If material, please revise to provide comparable disclosure for
         Smurfit Kappa.
Risks Relating to Smurfit WestRock Following the Combination
Smurfit WestRock will be required to comply with the Sarbanes-Oxley Act..., page 45

4.       We note you discuss, incorporated by reference from pages 22 and 35 of
WestRock   s
         Form 10-K, that you    launched a multi-year phased business systems
transformation
         project    whereby your existing systems will transition to a
standardized enterprise
         resource planning system, and that the resulting expected investment in fiscal 2024 will be approximately $220 million. We also note your disclosure that the effectiveness of your internal control over financial reporting could be adversely affected if this new system is not successfully implemented. Please revise to discuss how the Combination will affect this project and related risks.
Risks Relating to WestRock's Business, page 64

5.       We note you discuss, incorporated by reference from page 21 of
WestRock   s Form 10-K,
         that you were negotiating agreements with the United Steelworkers Union, which expired in December 2023, and your employees at the Dayton facility. Please revise to provide the current status of these negotiations.
The Combination
Background of the Combination, page 86

6. We note your disclosure on page 88 that the parties considered but ultimately did not pursue a reverse Morris Trust transaction due to potential tax consequences. We also note your disclosures that from February 21, 2023 to August 14, 2023, the parties negotiated a
FirstName LastNameAnthony Smurfit
       transaction whereby WestRock stockholders would receive Smurfit Kappa shares, instead
Comapany    NameSmurfit
       of those of SmurfitWestRock
                           WestRock,Limited
                                       for their WestRock stock. Please revise
to elaborate on
       why  you  did
March 13, 2024 Page 2not pursue the former  structure.
FirstName LastName
 Anthony Smurfit
FirstName  LastNameAnthony
Smurfit WestRock  Limited Smurfit
Comapany
March      NameSmurfit WestRock Limited
       13, 2024
March3 13, 2024 Page 3
Page
FirstName LastName
Recommendation of the Transaction Committee and the WestRock Board; Reasons for the
Merger, page 99

7.       Refer to your disclosures under    Continuing Influence    in the
fourth bullet on each of
         page 103 and 99. Please revise to elaborate on how you chose these six directors out of the
         current 12 WestRock directors to serve on Smurfit WestRock   s board.
In this regard, we
         note that WestRock stockholders recently elected these 12 directors at the annual meeting of stockholders on January 26, 2024 based on their qualifications, experience and skills.
8.       Refer to your disclosures under    Synergies    in the fifth and first
bullets on pages 103 and
         100, respectively. Please revise to elaborate on the basis of your expectation that you
         expect    benefits derivable from an estimated in excess of $400
million in pre-tax run-rate
         synergies at the end of the first full year following Completion.
9.       Refer to your disclosures under    Other Strategic Alternatives    in
the ninth bullet on each
         of page 104 and 100 and under    Loss of Opportunity    in the first
bullet on each of page
         105 and 101. We also note your other disclosures that on March 31, 2023, the WestRock
         Board discussed the potential transactions with Company A and PE Firm A, and that PE
         Firm A discussed, among other alternatives,    a potential acquisition
of WestRock with a
         preliminary value range per share of WestRock Stock in the    high
$30s    in cash.    Please
         revise to elaborate on how the WestRock Board evaluated these alternative transactions.
         Please revise to discuss the conclusions the board made with respect to each of Company
         A and PE Firm A, quantifying where applicable, and how the WestRock Board ultimately
         decided Smurfit Kappa   s offer was superior to these offers.
Opinions of WestRock's Financial Advisors
Opinion of Lazard Freres & Co. LLC
Selected Publicly Traded Companies Analysis, page 110

10. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for each of WestRock and Smurfit Kappa. Please explain the basis for such exclusions, if any.
Miscellaneous, page 115

11.      We note your disclosure that in the past two years, Lazard    acted as
financial advisor to
         WestRock in connection with ongoing strategic, financial and corporate preparedness
         advisory work during this time and in connection with WestRock   s
acquisition of Grupo
         Gondi in 2022, and as financial advisor to Smurfit Kappa in connection with an investor
         study in 2021.    Please revise your disclosure to quantify the
compensation paid to the
         financial advisor.
12.      We note your disclosure that Lazard did not    indicate that any given
consideration
         constituted the only appropriate consideration for the Combination. Please advise how this disclosure complies with Item 1015(b)(5) of Regulation M-A or revise.
 Anthony Smurfit
FirstName  LastNameAnthony
Smurfit WestRock  Limited Smurfit
Comapany
March      NameSmurfit WestRock Limited
       13, 2024
March4 13, 2024 Page 4
Page
FirstName LastName
Opinion of Evercore Group L.L.C.
Selected Publicly Traded Companies Analysis, page 120

13. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for each of WestRock and Smurfit Kappa. Please explain the basis for such exclusions, if any.
Miscellaneous, page 126

14.      We note your disclosure that Evercore did not recommend    that any
specific amount of
         consideration constituted the only appropriate consideration in the Combination for the
         holders of WestRock Stock.    Please advise how this disclosure
complies with Item
         1015(b)(5) of Regulation M-A or revise.
Certain WestRock Unaudited Financial Information, page 127

15. We note your disclosures in paragraph 1 of each of page 128 and 130 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable.
         Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing.
16. We note that your financial projections present six years of forecasts. Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.
Certain Smurfit Kappa Unaudited Financial Information, page 131

17. We note your disclosures in paragraph 4 of each of page 131 and 133 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable.
         Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing.
18. We note that your financial projections present five years of forecasts. Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.
Debt Financing, page 141

19. We note your disclosure that Smurfit Kappa entered into a Bridge Facility Agreement with certain lenders totaling up to $1.5 billion to fund the Cash Consideration. We also
         note your disclosure on page 142 that    [f]ollowing Completion,
Smurfit Kappa   s
         obligations under the Bridge Facility will be guaranteed by Smurfit
WestRock.    Please
         revise to elaborate on the risks to Smurfit WestRock resulting from this guarantee and any
 Anthony Smurfit
Smurfit WestRock Limited
March 13, 2024
Page 5
         known trends that are reasonably likely to impact the company   s
liquidity and capital
         resources to service this debt. Further, please file the Bridge Facility Agreement. Refer to
         Item 601(b)(10) of Regulation S-K or tell us why such exhibit is not required.
Security Ownership of Certain Beneficial Holders, Directors and Management of WestRock, page 256

20. Please add a table that reflects the ownership of Smurfit WestRock after the transaction.
Executive Compensation, page 301

21. In your next amendment, please provide the historical information required by Item 402 of
         Regulation S-K for Anthony Smurfit, Ken Bowles and the other named executive
         officers here and under the    Golden Parachute Compensation
section. Refer to Item
         18(a)(7)(ii) of Form S-4.
Director Compensation, page 305

22. Please provide the disclosure to be included in this section in your next amendment, including the historical information required by Item 402 of Regulation S-K for each person who will serve as a director. Refer to Item 18(a)(7)(ii) of Form S-4.
Experts, page 307

23. We note that you incorporated by reference WestRock Company's annual report on Form
         10-K for the fiscal year ended September 30, 2023. Please revise your disclosure to provide the information required by Item 509 of Regulation S-K as it pertains to
         WestRock Company's independent registered public accounting firm.
Part II: Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules, page II-2

24.    Please revise to include the following exhibits in your exhibit index:
           Offer Letters with each of the identified Smurfit WestRock executive officers;
           Executive Short-Term Incentive Plan;
           Executive Severance Plan;
           Smurfit WestRock 2024 Long-Term Incentive Plan;
           Subsidiaries of the registrant;
           Consent of Lazard Freres & Co. LLC;
           Consent of Evercore Group L.L.C; and
FirstName
           LastNameAnthony       Smurfit
           Consent of each director   nominee who will be appointed to your
board of directors
Comapany upon
           NameSmurfit
                 the effectiveness of Limited
                          WestRock    the registration statement. Refer to Rule
438 of the
           Securities
March 13, 2024 Page 5 Act.
FirstName LastName
 Anthony Smurfit
FirstName  LastNameAnthony
Smurfit WestRock  Limited Smurfit
Comapany
March      NameSmurfit WestRock Limited
       13, 2024
March6 13, 2024 Page 6
Page
FirstName LastName
Signatures, page II-5

25.      Please revise to include the registrant   s name in the signature
line.
General

26. Please furnish the information required by Item 510 of Regulation S-K. Refer to Item 9 of
         Form S-4.
27. Please revise to comply with Item 404 of Regulation S-K. Refer to Item 18(a)(7)(iii) of
         Form S-4.
       Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Victor Goldfeld